

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Sarah Newell
Vice President
Pacific Coast Oil Trust
The Bank of New York Mellon Trust Company, N.A. Trustee
601 Travis Street, 16th Floor
Houston, TX 77002

> **Re: Pacific Coast Oil Trust**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 4, 2023**
> **File No. 001-35532**

Dear Sarah Newell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PRE 14A filed May 4, 2023

General

1. Please revise the proxy statement and form of proxy to clearly identify that they are preliminary. See Rule 14a-6(e)(1).

2. Please flip the two images of the proxy card so that the front side is presented first.

3. Please explain the basis for the disclosure stating that the Trust will bear the costs of the Special Meeting if the proposal to amend the Trust Agreement is approved. On its face, the wording of the amendment appears to be ambiguous as to whether the costs of the Special Meeting itself (as opposed to the costs of future special meetings) would need to be covered.

4. We note the following disclosure on page 3 (as well as similar disclosure in the third

paragraph on page 8 and at the bottom of page 9): "Removal of the Trustee requires the affirmative vote of Unitholders who, as of the Record Date, held Trust Units representing a majority in interest of the Trust Units represented in person or by proxy at the Special Meeting (assuming a quorum is present). Accordingly, abstentions and broker non-votes will have the effect of votes 'AGAINST' this Proposal." Please explain the legal basis for making the statement in the final sentence. In that regard, we note that Section 8.03 of the Trust Agreement includes the following provision: "Abstentions and broker non-votes shall not be deemed to be a vote cast."

5. Please advise us as to why the Trust has not filed any 10-K's or 10-Q's since 2019.

Solicitation and Revocability of Proxies, page 5

6. We note the disclosure in the third paragraph on page 5, which appears to be focused more on the solicitation efforts of Shipyard Capital than on the solicitation efforts of the Trustee. Please revise to provide clear disclosure regarding the Trustee's solicitation efforts that is fully responsive to the requirements of Item 4 of Schedule 14A.

Attending the Special Meeting, page 6

7. We note the following disclosure on page 7 (and similar disclosure on page 1): "If you are a Beneficial Owner, you should have received a Proxy Card and voting instruction form from your broker, bank or other agent rather than directly from the Trust. Simply complete and mail the Proxy Card as instructed by your broker, bank or other agent to ensure that your vote is counted." It is our understanding that, generally, street name holders receive voting instruction forms, but not proxy cards, from their banks or brokers. Please advise.

Proposal One: Removal of the Trustee, page 9

8. Please define "PCEC."

Directors and Executive Officers and Corporate Governance, page 12

9. We note the following statement: "The Trustee is a corporate trustee that may be removed by the affirmative vote of the holders of not less than a *majority of the outstanding Trust Units* at a meeting at which a quorum is present" (emphasis added). This disclosure appears to contradict the formulation used elsewhere in the filing, which instead speaks to "a majority in interest of the Trust Units represented in person or by proxy at the Special Meeting." Please revise, or advise. Similarly, please revise (or justify) the following disclosure at the top of page 11: "...affirmative vote of Unitholders owning *more than 50%* but less than 75% *of the outstanding Trust Units*..." (emphasis added).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or David Plattner at (202) 551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Troy Harder